Exhibit 21.1

SUBSIDIARIES

Company		Jurisdiction	% Owned*
1.	Muriel Siebert & Co., Inc.	Delaware	100.0%
2.	Siebert AdvisorNXT, Inc.	New York	100.0%
3.	Park Wilshire Companies, Inc.	Texas	100.0%
4.	Siebert Technologies, LLC	Nevada	100.0%
5.	RISE Financial Services, LLC	Delaware	68.0%
6.	StockCross Digital Solutions, Ltd.**	Bermuda	100.0%
7.	Gebbia Entertainment, LLC	Florida	100.0%

*	Ownership percentage as of the date of this Report
**	Inactive subsidiary